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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

MAR 29 2016

Washington DC

SEC FILE NUMBER
8- 53105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2015 (MM/DD/YY) AND ENDING Jan 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVA Capital Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

72 The Glen
(No. and Street)

Glen Head (City) New York (State) 11545 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Gibstein 917-740-3767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Gibstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVA Capital Partners, LLC, as of March 28, 2016, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

State of New York
County of Nassau
Subscribed and sworn to (or affirmed) before me on this 28th day of March, 2016 by Edward Gibstein proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

SHELLEY MARIACA
Notary Public - State of New York
NO. 01MA6320962
Qualified in Queens County
My Commission Expires Mar 9, 2019

[signature]
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

TABLE OF CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
COVA Capital Partners, LLC:

We have audited the accompanying statement of financial condition of COVA Capital Partners, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of COVA Capital Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COVA Capital Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of COVA Capital Partners, LLC's financial statements. The supplementary information is the responsibility of COVA Capital Partners, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 23. 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash	$	11,892
Deposit with clearing organization		-
Security owned - at fair value		13,554
Other assets		940
	$	26,386
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,973
Commitments		
Member's equity		7,413
	$	26,386

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues		
Commission income	$	62,000
Underwriting and investment banking income		128,950
Realized and unrealized loss on securities		(33,450)
Other income		22
		157,522
Operating expenses		
Salary and related expenses		-
Employee benefits		-
Commission expense		148,181
Exchange fees and clearance charges		30,369
Rent		7,500
Professional and consulting fees		32,334
Regulatory and SIPC fees		17,747
Travel and entertainment		9,913
Telephone and internet		2,761
Other operating expenses		16,847
		265,652
Net loss	$	(108,130)

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

Balance, January 1, 2015	$	37,973
Capital contributions		77,570
Capital withdrawals		-
Net income (loss)		(108,130)
Balance, December 31, 2015	**$**	7,413

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net income	$	(108,130)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in assets and liabilities		
Deposit with clearing organization		36,074
Security owned - at fair value		5,769
Other assets		21,460
Accounts payable and accrued expenses		(21,066)
Net cash provided by operating activities		(65,893)
Cash flows from financing activities		
Capital contributions		77,570
Net cash used in financing activities		77,570
Net increase in cash		11,677
Cash, beginning of year		215
Cash, end of year	$	11,892
Supplemental cash flow disclosures		
Interest paid	$	-
Taxes paid	$	-

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 – ORGANIZATION

Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking,

The Company was sold and simultaneously changed its name from Bannockburn Partners, LLC to Cova Capital Partners, LLC on March 6, 2012.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

c) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through RBC Capital Markets, LLC. Customers' security transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

Securities owned are reported at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

d) Investment banking

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Commissions

Commissions and related clearing expense arc recorded on a trade-date basis as securities transactions occur.

f) Income Taxes

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the Parent reports the Company's taxable income or loss on their income tax returns.

g) Recently Adopted Accounting Pronouncements

In February 2013, the FASB issued an ASU which exempts nonpublic entities from the requirement to disclose the fair value hierarchy level (i.e., Level 1, 2, or 3) for fair value measurements of financial assets and financial liabilities that are disclosed in the footnotes to the financial statements but not reported at fair value in the statement of financial condition. This ASU does not change any other fair value disclosure requirements. This ASU amendment is effective upon issuance. Since this pronouncement is disclosure-related, the adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable"' exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $2,509 which was $2,491 below its required net capital of $5,000. In January 2016, the Company received a capital contribution of $28,000 in cash which returned the Company into compliance with the Rule. The Company's aggregate indebtedness to net capital ratio was 7.56 to 1.

NOTE 5 – RESERVE REQUIREMENT FURSUANT TO RULE 15c3-3

All customer transactions are cleared through one clearing broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

As described in Note 2, the Company's records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were not significant transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock - Level 1 in the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

The Company entered into a month to month sublease for its office space located at 380 Lexington Avenue. New York, NY on June 15, 2013. Either party can terminate the sublease given 30 days notice. The lease was terminated as of November 30, 2014. The Company is currently operating out of the CEO's residence and is not paying rent while it seeks permanent quarters. Therefore, there are no future minimum lease payments.

Rent expense for the year ended December 31, 2015 amounted to $7,500.

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker, In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 8 – CONCENTRATIONS AND CREDIT RISKS

Bank deposits

The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are covered by FDIC insurance through December 31, 2015 for up to $250,000 in aggregate for all accounts. The Company did not incur any losses in these accounts.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, in transactions with its Parent, the Company received capital contributions totaling $77,570, which consisted of $38,570 in cash, and of common stock valued at $39,000.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 11 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SUPPLEMENTARY INFORMATION

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SCHEDULE - I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Computation of net capital		
Total Member's equity	$	7,413
Less - Non-allowable assets		
Other assets		(940)
Net capital before haircuts on securities positions		6,473
Haircuts and undue concentrations		(3,964)
Net capital	$	2,509
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	18,973
Aggregate indebtedness	$	18,973
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,803
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	(2,491)
Excess net capital at 1000 percent	$	-
Ratio: aggregate indebtedness to net capital		7.56
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015 - original filing)	$	2,829
Net audit adjustments - decrease in cash		(320)
Net capital per above (included in Part II of Form X-17A-5 as of December 31, 2015 - amended filing)	$	2,509

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

The company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

SUPPLEMENTAL REPORTS

COVA Capital Partners, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) COVA Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which COVA Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) COVA Capital Partners, LLC stated that COVA Capital Partners, LLC met the identified exemption provisions throughout the year ended December 31, 2015, without exception. COVA Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about COVA Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 23, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

COVA
CAPITAL PARTNERS

Assertions Regarding Exemption Provisions

We, as members of management of COVA Capital Partners, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ending December 31, 2015.

COVA Capital Partners, LLC

By:

Edward Gibstein, CEO

2/22/2016

72 The Glen
Glen Head, NY 11545
Phone 917-740-3767; Fax 516-801-0605